Contact

www.linkedin.com/in/max-morlocke-39318810 (LinkedIn)

Languages

Spanish (Elementary)

Max Morlocke

Cofounder & CEO at Flight Penguin

Columbus

Summary

I lead product development teams through high growth periods by helping to build great culture with a focus on a passion for learning, love of challenging work, respectful open communications, and data-driven accountability. I'm passionate about working for early startups and helping support teams as they go through the most challenging periods of growth. I am hands on, helping to build software and the task automation that goes with it.

Experience

Flight Penguin

CEO & Cofounder

July 2021 - Present (1 year 1 month)

Columbus, Ohio Metropolitan Area

Backed by the founders and early employees of Hipmunk, Flight Penguin takes the pain out of flight search. We deliver a simple browser plug-in that allows users to search 600+ airlines with a user experience inspired by Hipmunk and no hidden deals with the airlines. Find the best combination of comfort and price easily when traveling with Flight Penguin!

Lexria

CTO & Cofounder

April 2019 - July 2021 (2 years 4 months)

Columbus, Ohio Area

We started Lexria to help make financial justice available to all. I cofounded Lexria and brought aboard our founding engineers. I lead our founding engineering team in building our first product to collect all the information necessary to allow a lawyer to file a bankruptcy and adversary proceeding so that the student loan debtor could discharge their student loans in bankruptcy. We were able to discharge a significant amount of debt and maintained high levels of consumer interest, but failed at being able to connect debtors to attorneys reliably during the COVID-19 pandemic where student loan payments were paused. We continued to make it easier for people to complete the bankruptcy paperwork by integrating modern fintech tools.

We turned an eight to sixteen hour process around into something that was completeable in an hour or less. With student loan repayments paused for many users, we pivoted to working with a number of consumer law firms to make bankruptcy filing more accessible. Lexria was sold to the founders of Parsnip.

MineralSoft
Head of Engineering
May 2016 - June 2019 (3 years 2 months)
Columbus, Ohio Area

MineralSoft (YC W2016) helps mineral rights owners manage their complex data assets to ensure they are being paid correctly and assets are properly valued. I joined as employee #2 leading all of product development. We built a wonderful culture focused on a passion for learning, open respectful communication, love of challenging work, and data driven accountability. Our industry-leading customer satisfaction, high quality product development pipeline, and great people enabled an early exit at an incredible multiple in January 2019 through a sale to our strategic partner, DrillingInfo.

AllClear ID
Director
July 2013 - May 2016 (2 years 11 months)
Austin, Texas Area

AllClear ID offers data breach response services to business that have experienced security incidents affecting their customers. I joined when AllClear ID was a small company of about ~30 people to help build a differentiated product vision put together by the CEO and VP of Operations. We were able to maintain and modernize a legacy J2EE stack to scale to millions of users taking traffic directly from sites like homedepot.com. Our team grew only with revenue and I progressed from 3 direct reports to leading an organization of 40+ people with 6 team leads and managers reporting to me in software development and information technology.

Alcatel-Lucent Motive
Manager
April 2010 - July 2013 (3 years 4 months)
Austin, Texas Area

Motive helps telecommunications companies provide differentiated self and assisted service experiences. I managed a team in Austin and helped hire remote engineers in the U.S. and in India to expand the team. We

helped develop great solutions for home and mobile device management for companies like AT&T and Verizon Wireless in both on-premise and hosted solutions.

GXS

Software Engineer (Team Lead)

August 2006 - April 2010 (3 years 9 months)

Cleveland/Akron, Ohio Area

GXS helps businesses connect and exchange documents like purchase orders to enable a modern backend for B2B exchanges. I rapidly moved from intern to software engineer and eventually led a team of 6 globally distributed remote engineers working on our core messaging products.

Education

The Ohio State University

B.S., Mathematics · (2004 - 2006)